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May 17, 2019

VIA EDGAR AND ELECTRONIC MAIL

David M. Plattner
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progenics Pharmaceuticals, Inc. (“Progenics or the “Company”) PREC14A filed on May 7, 2019 (the “Proxy Statement”) Filed by Velan Capital, L.P. et al. (collectively, “Velan”) File No. 000-23143

Dear Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 16, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Velan and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Schedule 14A

General

1.	Please provide disclosure regarding the approximate date on which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), in the proxy statement (as defined under Rule 14a-1(g)) as distinguished from the cover letter to stockholders, which – while filed under cover of Schedule 14A – is not a required disclosure under Rule 14a-101.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 1 of the Proxy Statement.

2.	The disclosure in the letter to stockholders states that “the Board invalidated our nomination on technical grounds” and that the Participating Stockholders’ nomination was invalidated “due to a mere technicality.” Similar statements are made elsewhere in the filing. Please add disclosure to explain the nature of this technicality.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to explain the nature of this technicality. Please see the cover page and pages 6 and 7 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 17, 2019

3.	Page 1 of the proxy statement states that the 2019 annual meeting will be held [at the Company’s offices located at One World Trade Center, 47th Floor, Suite J, New York, NY 10007]. As it does not appear that the Company has yet determined the place of the meeting, please remove this reference.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement to remove that reference. Please see page 1 of the Proxy Statement. Velan has also removed this reference from the proxy card.

4.	We note the disclosure on page 1 that states, “We intend to vote the Velan Group Shares AGAINST the election of Peter J. Crowley, Michael D. Kishbauch and Mark R. Baker.” Elsewhere, including on the form of proxy, the disclosure indicates that you intend to vote “ABSTAIN” on the election of Mr. Baker, and in other places the disclosure is silent as to your intention regarding the election of Baker. Please clarify and present your intentions consistently throughout the filing.

Velan acknowledges the Staff’s comment and respectfully disagrees with the Staff regarding the inconsistency of these statements. The disclosure on page 1 of the Proxy Statement reflects how the Participating Stockholders intend to vote their own shares of Progenics common stock (i.e., the defined term “Velan Group Shares” relates to the 7,765,000 shares owned by the Participating Stockholders). The disclosure elsewhere in the Proxy Statement, including the form of proxy, reflects how uninstructed proxy cards will be voted (i.e., under the “Voting and Proxy Procedures” section, Velan states that “shares of Common Stock represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted . . .” (emphasis added)). While the Participating Stockholders intend to vote AGAINST the re-election of Mr. Baker, Progenics stockholders’ uninstructed proxy cards will be voted ABSTAIN on the re-election of Mr. Baker.

Notwithstanding the foregoing, Velan has revised the Proxy Statement to further clarify these voting mechanics. Please see page 1 of the Proxy Statement.

Important, page 3

5.	Please revise the final paragraph on page 3 to avoid any implication that a Company proxy card marked “against” will not constitute a valid vote.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 3 of the Proxy Statement.

Reasons for Our Solicitation, page 7

6.	Page 8 of the proxy statement states, “The early clinical results of 1095 were published in July 2014 (Zechmann et al.) and five years later, this remains the data referenced by the Company in its corporate presentation.” It appears that the Company’s corporate presentation, available on the Company’s Investor Relations webpage, also refers to “Afshar- Oromieh et al. Eur J Nucl Med Mol Imaging, 2017” within the same citation as the July 2014 publication. Please revise your disclosure accordingly, or tell us why a revision is inappropriate.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 8 of the Proxy Statement.

May 17, 2019

Voting and Proxy Procedures, page 15

7.	The third paragraph of this section states, “This Proxy Statement includes authority to vote for all Progenics Nominees.” This does not appear to be the case, as the form of proxy does not provide a “For” option for Mr. Crowley, Mr. Kishbauch, or Mr. Baker. Please reconcile the disclosure in the proxy statement with the form of proxy, and if true, please also include disclosure in the proxy statement that explains to shareholders that, should they wish to vote in favor of any of Crowley, Kishbauch, or Baker, they must use the Company’s proxy card.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 15 of the Proxy Statement.

Solicitation of Proxies, page 17

8.	We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to remove the reference to telegraph. Please see page 17 of the Proxy Statement.

Other Matters and Additional Information, page 20

9.	Please disclose the information required by Rule 14a-5(e)(3). See Item 1(c) of Schedule 14A.

Velan acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 20 of the Proxy Statement.

Form of Proxy

10.	Regarding the “Election of Directors” section on the proxy card, please clarify the effect that writing in nominees under the “For All Other Company Nominees, Except Nominee(s) Written Below” will have (i.e., whether an “Against” vote or an “Abstain” vote will be deemed cast with respect to such nominees).

Velan acknowledges the Staff’s comment and has revised the Proxy Statement to provide further clarification. Please see the proxy card.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda